Exhibit 99.2

eLong Announces Election of Henrik Kjellberg as Chairman of the Board of Directors and

Appointment of Chris Chan as CFO

Beijing, China – March 8, 2007 – eLong, Inc. (NASDAQ:LONG), a leading online travel service provider in China, today announced that its board of directors had elected Henrik Kjellberg to replace Barney Harford as Chairman, effective March 10, 2007. Mr. Kjellberg is one of Expedia, Inc.’s representatives on eLong’s board. Expedia, the leading online travel company in the world, is eLong’s controlling shareholder, with approximately 52% of the company’s equity. Mr. Kjellberg is President of Expedia Asia Pacific and has been a board member of eLong since October, 2005. Barney Harford will remain a member of the eLong board of directors.

“I am delighted with Expedia’s recent establishment of a new Asia Pacific regional headquarter in Hong Kong and Mr. Kjellberg’s relocation to Hong Kong, which corresponds with Expedia’s increasing effort in the region,” commented Tom SooHoo, Chief Executive Officer of eLong. “Over the past five years, Mr. Kjellberg established a track record of tremendous results for Expedia in Europe and is already very familiar with our company’s operations and management. We welcome his increased role on our board and look forward to continue benefiting from his valuable insight and extensive knowledge of online travel.”

eLong today also announced the appointment of Chris Chan as CFO, effective March 10, 2007. Mr. Chan will replace Tony Shen, who has acted as interim CFO since July 27, 2006 and will continue in his current consulting capacity to the company during the transition period. “We thank Tony for his leadership of eLong’s finance team during our search for a permanent CFO and wish him well in his future endeavors,” remarked Tom SooHoo, Chief Executive Officer of eLong. “We’re pleased to have Chris on board and look forward to benefiting from the valuable financial and operational experience he brings to eLong.”

Separately, eLong today also announced results for the fourth quarter of 2006.

About Henrik Kjellberg

Mr. Kjellberg is President of Expedia Asia Pacific, a division of Expedia, Inc. Before that, Mr. Kjellberg was Senior Vice President of international lodging & destination services. Previously he held the position of Vice President and Managing Director, Supply Europe for Expedia, in which role he oversaw all hotel, car and destination services for the region. Since joining Expedia in 2001, Mr. Kjellberg has overseen the launches of Expedia Netherlands and Expedia Italy. Additionally, he managed Expedia.com’s WWTE(TM) private-label service in Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian Internet portal Spray. Mr. Kjellberg holds a Master of Science in economics from the Stockholm School of Economics.

About Chris Chan

Prior to joining eLong, Mr. Chan was Finance Director of Pepsico China Beverages, responsible for financial reporting in China, Hong Kong and Taiwan. Prior to Pepsico, Mr. Chan served as Financial Services Manager of Sun Microsystems, Greater China. Prior to Sun, Mr. Chan served as CFO of Netstar Hong Kong Limited, Greater China and as Financial Controller of GE Plastics China. Mr. Chan received his MBA from Purdue University and his Bachelor of Science from Cornell University. Mr. Chan is a Certified Public Accountant in the U.S. and in Hong Kong.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 57 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

About Expedia, Inc.

Expedia, Inc. is the world’s leading online travel company, empowering business and leisure travelers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc. also provides wholesale travel to offline retail travel agents. Expedia, Inc.’s portfolio of brands includes: Expedia.com®, hotels.com®, Hotwire®, Expedia® Corporate Travel, TripAdvisor® and Classic Vacations®. Expedia, Inc.’s companies also operate internationally with sites in Canada, the United Kingdom, Germany, France, Italy, the Netherlands, Norway, Sweden, Denmark, Australia, Japan and China, through its investment in eLong™. For more information, visit http://www.expediainc.com/ (NASDAQ: EXPE).

Expedia, Expedia.com are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and/or other countries. Classic Vacations is either a trademark or registered trademark of Classic Vacations, LLC in the U.S. and/or other countries. hotels.com is either a trademark or registered trademark of hotels.com, L.P., a subsidiary of hotels.com in the U.S. and/or other countries. Hotwire is either a trademark or registered trademark of Hotwire, Inc. in the U.S. and/or other countries. TripAdvisor is either a trademark or registered trademark of TripAdvisor, LLC in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners.

© 2007 Expedia, Inc. All rights reserved. CST: 2029030-40

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

+86 10 5860 2288 ext. 6633